UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Explanatory Note

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) is furnishing this Amendment on Form 6-K/A (this “Amendment”) to CEMEX’s third quarter 2020 results included in its Report on Form 6-K, furnished on October 28, 2020 (the “Original 6-K”), solely to correct certain information contained in the Original 6-K. On “Additional information on debts” in page 30 of Exhibit 3 in the Original 6-K (Page 52 of the Original 6-K), the following changes should be made:

(i)	Under line “Fixed Income”, column “Third Quarter” and value “% of total” it should read “62%” and not “65%”;

(ii)	Under line “Others”, column “Third Quarter” and value “2020” it should read “1,693” and not “1,248”;

(iii)	Under line “Others”, column “Third Quarter” and value “% of total” it should read “13%” and not “10%”;

(iv)	Under line “Total Debt”, column “Third Quarter” and value “2020” it should read “13,310” and not “12,865” (this amount was correct in other parts of the Original 6-K); and

(v)	In the Pie Chart the “10%” should read “13%” and the “65%” should read “62%”.

Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: October 28, 2020	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller